UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-12147

THRIFT PLAN OF DELTIC TIMBER CORPORATION

(Full title of the Plan)

DELTIC TIMBER CORPORATION

(Exact name of issuer of securities held pursuant to Plan)

210 East Elm Street, P.O. Box 7200, El Dorado, Arkansas	71731-7200
(Address of principal executive offices)	(Zip Code)

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension, Investment, and Employee Benefits Committee of

Deltic Timber Corporation:

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of Deltic Timber Corporation (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Deltic Timber Corporation as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 28, 2013

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments at fair value (Note 3)	$19,052,939	16,333,600

Liabilities
Accounts payable	1,419	1,326
Excess contributions payable to participants	—	7,199

Total liabilities	1,419	8,525

Net assets reflecting investments at fair value	19,051,520	16,325,075

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(51,223)

Net assets available for benefits	$19,051,520	16,273,852

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to:
Contributions
Employee	$858,610
Employer, net of forfeitures	521,467

Total contributions	1,380,077

Investment income
Dividends and interest	379,226
Net appreciation in fair value of investments	1,734,298

Total investment income	2,113,524

Total additions	3,493,601

Deductions from net assets attributed to:
Benefits paid to participants	707,505
Administrative expenses	8,428

Total deductions	715,933

Net increase in net assets available for benefits	2,777,668

Net assets available for benefits
Beginning of year	16,273,852

End of year	$19,051,520

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2012 and 2011

Note 1 – Description of Plan

The following description of the Thrift Plan of Deltic Timber Corporation (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the plan’s provisions.

General

The Plan is a profit sharing, defined contribution plan covering each employee who is scheduled to work, or actually does work, 1,000 or more hours per year, and becomes eligible to participate following the completion of 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by Deltic Timber Corporation’s (“the Company”) Pension, Investment, and Employee Benefits Committee (“Plan Administrator”), whose members are appointed by the Company’s Board of Directors. SunTrust Bank (“SunTrust” or the “Trustee”), Nashville N.A. is the Plan’s trustee, and FASCore, LLC is the record keeper for the Plan.

Contributions

Contributions to the Plan include (a) employee tax-deferred, earnings-reduction contributions, (b) employee after-tax supplemental contributions, (c) employer matching safe harbor contributions and (d) rollovers from other qualified plans.

A participant may contribute up to 50 percent of their eligible compensation to a tax-deferred account. The employer will make a safe harbor contribution on behalf of each participant who makes a tax-deferred contribution to the Plan. The safe harbor contribution will equal 100 percent of the first 5 percent of eligible compensation that is contributed to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The employer may make additional voluntary matching contributions at its discretion. No such additional voluntary contributions were made in 2012. Tax-deferred contributions may not exceed the annual Internal Revenue Service limit. Participants may also contribute to an after-tax supplemental account not to exceed 10 percent of eligible compensation. After-tax supplemental contributions are not matched by the employer. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan, including stock in the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s portion of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Vesting

Effective January 1, 2005, the Plan was amended whereby participants working for the Company on that date became 100 percent vested in all previous matching employer contributions. Subsequently, participants will be immediately 100 percent vested in safe harbor contributions and in any additional voluntary matching contributions.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2012 and 2011

Note 1 – Description of Plan (cont.)

Payment of Benefits

Upon attaining normal retirement age, disability or death, the participant (or his/her beneficiary) has the option to receive payment equal to the value of the participant’s account in a lump sum, in installment payments not to exceed 20 years with each annual installment equal to at least 5 percent of the account balance, or in a combination of lump sum and installments (for pre-1987 after-tax contributions). For termination of service for reason other than retirement, disability, or death, a participant may receive the value of the vested account balance as a lump sum distribution.

Although the Plan is designed specifically for retirement, a participant may request an in-service withdrawal from the Plan while actively employed. A participant may withdraw employee after-tax supplemental contributions, Pre-2005 employer matching contributions, Pre-1987 deductible contributions, or Post-1986 matching employee contributions at a minimum of $250. Withdrawals from these accounts are limited to once every 12 months. Pre-1987 matching employee contributions may be withdrawn at any time and at any amount. Participants may be required to bear the cost of any distribution fees associated with an in-service withdrawal.

A participant may withdraw employee tax-deferred contributions or rollovers from other qualified plans under IRS hardship provisions only. “Hardship” is an immediate and heavy financial need in one of the following areas: (1) medical expenses incurred or necessary for the employee, spouse or dependents, (2) cost directly related to the purchase of a principal residence (not including mortgage payments), (3) preventing foreclosure or eviction from employee’s principal residence, (4) tuition fees, related educational fees and room and board expenses for the next 12 months of post-secondary education for employee, spouse or dependents, (5) funeral or burial expenses for the employee’s deceased parent, spouse or dependent, or (6) principal residence repair that qualifies for the casualty deduction. If a hardship withdrawal is taken, contributions are suspended for 6 months.

Employer contributions, employee tax-deferred or account earnings withdrawn from the Plan may be subject to a 10 percent penalty tax if the participant is not 59 1/2 years old or permanently disabled or has died.

Forfeited Accounts

Forfeitures may arise if a participant’s separation of employment occurred prior to 2005. At December 31, 2012, there was $183 in forfeited non-vested accounts, while at December 31, 2011, these accounts totaled $136.

Administrative Expenses

The Company pays most administrative expenses. Participant level fees are paid by the participant from the participant’s account within the Plan. In addition, certain investment related expenses are netted in the investment returns reported to the Plan.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2012 and 2011

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by the defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Prior to August 17, 2012, the plan invested in investment contracts through a common collective trust fund. Contract value for this common collective trust fund was based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust fund as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 4 for information on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Financial Accounting Standards Board (“FASB”) Accounting Standards Update No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” which requires expanded disclosures about Level 3 fair value measurements and the transfers between Levels 1 and 2 was effective for the Plan on January 1, 2012. Levels 1, 2, and 3 of the fair value measurements are defined in Note 4 below. The adoption of this update had little or no impact on the Plan’s financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2012 and 2011

Note 3 – Investments

During 2012, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $1,734,298, as follows:

Mutual funds	$1,327,975
Common collective trust fund	73,503
Equity securities	332,820

$1,734,298

The following table presents the Plan’s investments with separate identification of those that represent five percent or more of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011
Cash[2]	$2,889,847	181,356
Mutual funds:
Dreyfus Bond Market Index Inv	2,033,358	1,330,098
Federated Mid-Cap Index Svc	1,389,718	1,127,569
Fidelity Advisor Equity Income Fund	—	943,891
Vanguard 500 Index Signal	1,963,018	1,984,680
MFS Total Return R3	1,112,840	1,007,961
T. Rowe Price Growth Stock R	1,742,750	1,024,764
Royce Value Plus Service[3]	952,331	951,525
BlackRock Equity Dividend A2	1,502,881	197,457
Other[1]	2,626,829	2,761,044

	13,323,725	11,328,989

Common collective trust fund:
SunTrust Retirement Stable Asset Fund	—	2,328,878

Equity securities:
Deltic Timber Corporation common stock	1,824,553	1,604,420
Murphy Oil Corporation common stock	1,014,814	889,957

	2,839,367	2,494,377

Total investments	$19,052,939	16,333,600

[1]	Individually less than five percent
[2]	Included for comparative purposes, less than five percent for the prior year
[3]	Included for comparative purposes, less than five percent for the current year

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2012 and 2011

Note 4 – Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Cash equivalents: Valued at cost, which approximates fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust fund: The fair value of the various holdings in the trust fund is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services, and dealer quotes. Guaranteed investment contracts held within the Fund are valued based on the discounted cash flows of future payments. Wrap contracts on synthetic investment contracts are fair valued on replacement cost. The Plan’s fair value is based on the Plan’s proportionate share of fair value of the common collective trust fund. This fund was terminated August 17, 2012.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2012 and 2011

Note 4 – Fair Value Measurements (cont.)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011. There were no transfers between levels during 2012.

		Fair Value Measurements at Reporting Date Using
	December 31, 2012	Active Markets for Identical Assets Inputs	Significant Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
Cash	$2,889,847	2,889,847	—	—

Mutual funds
Small/mid cap	3,230,461	3,230,461	—	—
Large cap	5,295,753	5,295,753	—	—
Balanced	1,112,840	1,112,840	—	—
International	1,651,313	1,651,313	—	—
Bond	2,033,358	2,033,358	—	—

Total mutual funds	13,323,725	13,323,725	—	—
Common stocks
Deltic Timber Corp	1,824,553	1,824,553	—	—
Murphy Oil Corp	1,014,814	1,014,814	—	—

Total common stocks	2,839,367	2,839,367	—	—

Total plan assets at fair value	$19,052,939	19,052,939	—	—

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2012 and 2011

Note 4 – Fair Value Measurements (cont.)

		Fair Value Measurements at Reporting Date Using
	December 31, 2011	Active Markets for Identical Assets Inputs	Significant Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
Cash	$181,356	181,356	—	—

Mutual funds
Small/mid cap	2,783,496	2,783,496	—	—
Large cap	4,826,179	4,826,179	—	—
Balanced	1,007,961	1,007,961	—	—
International	1,381,254	1,381,254	—	—
Bond	1,330,099	1,330,099	—	—

Total mutual funds	11,328,989	11,328,989	—	—

Common collective trust fund	2,328,878	—	2,328,878	—
Common Stocks
Deltic Timber Corp	1,604,420	1,604,420	—	—
Murphy Oil Corp	889,957	889,957	—	—

Total common stocks	2,494,377	2,494,377	—	—

Total plan assets at fair value	$16,333,600	14,004,722	2,328,878	—

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2012 and 2011

Note 5 – Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan Administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 6 – Related Party Transactions

Funds invested in the cash equivalent investment option are considered deposits of SunTrust Bank. Additionally, certain Plan investments are shares of RidgeWorth mutual funds, a service mark of SunTrust. Other investments included units of participation in a common collective trust fund sponsored by SunTrust, until the fund was terminated August 17, 2012. SunTrust is the Trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, investments in common stock of the Company, the Plan sponsor, are party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2012 and 2011

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$19,051,520	16,273,852
Accrued administration fees	1,419	1,326
Excess contributions due to participants	—	7,199

Net assets available for benefits per Form 5500	$19,052,939	16,282,377

The following is a reconciliation of participant distributions per the financial statements to Form 5500 for the year ended December 31, 2012:

2012
Participant distributions per the financial statements	$707,505
Excess contributions refunded to participants	7,199

Participant distributions per Form 5500	$714,704

The Form 5500 reports excess contributions refunded to participants on the cash basis.

The following is a reconciliation of administrative expenses per the financial statements to Form 5500 for the year ended December 31, 2012:

2012
Administrative expenses per the financial statements	$8,428
Change in administrative expenses payable	(93)

Administrative expenses per Form 5500	$8,335

Administrative expenses are recorded on the cash basis in the Form 5500.

Note 10 – Subsequent Event

Effective February 25, 2013, the Royce Value Plan Service Fund was eliminated as an investment option from the Plan.

The Company has evaluated subsequent events through June 28, 2013, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

SCHEDULE A

THRIFT PLAN OF DELTIC TIMBER CORPORATION

EIN/PN 71-0795870/001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)2

December 31, 2012

Identity of Issue	Description of Investment		Current Value
Cash
SunTrust Bank FDIC Insured Account[1]	$2,886,878		$2,886,878
Unallocated Plan assets	$2,969		2,969

			2,889,847
Equity securities
Deltic Timber Corporation common stock [1]	25,836.206	shares	1,824,553
Murphy Oil Corporation common stock	17,041.384	shares	1,014,814

			2,839,367

Mutual funds
BlackRock Equity Dividend A	75,559.636	shares	1,502,881
Royce Opportunity Fund Service	69,852.863	shares	806,801
Federated Mid-Cap Index Svc	61,248.049	shares	1,389,718
T. Rowe Price Growth Stock R	47,383.080	shares	1,742,750
Vanguard 500 Index Signal	18,088.995	shares	1,963,018
American Century Growth A	3,299.396	shares	87,104
Royce Value Plus Service	68,859.830	shares	952,331
RidgeWorth International Equity Index I [1]	38,789.312	shares	457,714
MFS Total Return R3	73,116.938	shares	1,112,840
Vanguard Developed Markets Index Inv	31,482.121	shares	306,951
MFS International Value R3	32,936.428	shares	886,648
Dreyfus Bond Market Index Inv	184,515.235	shares	2,033,358
Janus Triton S	4,561.824	shares	81,611

			13,323,725

			$19,052,939

[1]

SunTrust is trustee of the Plan and, accordingly, is a party-in-interest. RidgeWorth is a service mark of SunTrust and, accordingly, is a party-in-interest. Additionally, Deltic Timber Corporation, as sponsor of the Plan, is a party-in-interest.

[2]	Information on cost of the investments is excluded as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

to

FORM 11-K

for

THRIFT PLAN of DELTIC TIMBER CORPORATION

Exhibit Number	Description of Exhibit

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated June 28, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Investment, and Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Dated: June 28, 2013	By:	/s/ Kenneth D. Mann
Kenneth D. Mann, Vice President,
Treasurer, Chief Financial Officer,
and Vice Chairman of Pension,
Investment, and Employee Benefits
Committee, Deltic Timber Corporation